

dbbmckennon

Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

INDEPENDENT AUDITORS' REPORT

To Board of Directors and Stockholders
Snapwire Media, Inc.

Report on the Financial Statements
We have audited the accompanying financial statements of Snapwire Media, Inc. (the "Company") which comprise the balance sheets as of December 31, 2015 and 2014, and the related statements of operations, stockholders' deficit, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Snapwire Media, Inc. as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, certain conditions including sustained losses since inception raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

dbbMcken

dbbmckennon
Newport Beach, CA
July 11, 2016

20321 SW Birch Street, Suite 200   Newport Beach, California 92660-1756   **P:** 949.200.3280   **F:** 949.200.3281   www.dbbmckennon.com

Santa Monica   **Newport Beach**   **San Diego**

SNAPWIRE MEDIA, INC.
BALANCE SHEETS
AS OF DECEMBER 31, 2015 AND 2014

	December 31, 2015	December 31, 2014
Assets		
Current assets		
Cash	$ 4,101	$ 216,987
Inventory	-	-
Accounts receivable, net	128,438	-
Other current assets	931	10,000
Current assets	133,470	226,987
Property and equipment, net	2,239	-
Total assets	$ 135,709	$ 226,987
Liabilities and Stockholders' Deficit:		
Accounts payable	$ 39,622	$ 12,168
Accrued liabilities	142,093	68,137
Deferred revenue	123,388	-
Related party advances	15,000	-
Convertible debt - related parties	65,000	40,000
Convertible debt	1,765,000	1,210,000
Current liabilities	2,150,103	1,330,305
Long-term convertible debt, net of current portion	100,000	255,000
Total liabilities	2,250,103	1,585,305
Commitments and contingencies (Note 4)	-	-
Stockholders' Deficit:		
Preferred stock, par value $0.0001 12,400,000 shares authorized, none issued and outstanding	-	-
Common stock, par value $0.0001; 25,500,000 shares authorized; 10,299,806, and 10,266,848 issued and outstanding, as of December 31, 2015 and 2014, respectively	1,030	1,027
Additional paid-in capital	15,653	7,034
Accumulated deficit	(2,131,077)	(1,366,379)
Total stockholders' deficit	(2,114,394)	(1,358,318)
Total liabilities and stockholders' deficit	$ 135,709	$ 226,987

See accompanying notes to the financial statements

2

SNAPWIRE MEDIA, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	Year Ended December 31, 2015	Year Ended December 31, 2014
Revenues	$ 125,022	$ 58,468
Cost of revenues	73,945	52,635
Gross profit	51,077	5,833
Operating expenses:		
General and administrative	266,971	259,238
Sales and marketing	347,142	248,857
Research and development	127,154	336,149
Total operating expenses	741,267	844,244
Loss from operations	(690,190)	(838,411)
Other income (expense):		
Interest expense	(73,708)	(44,250)
Total other expense	(73,708)	(44,250)
Loss before provision for income taxes	(763,898)	(882,661)
Provision for income taxes	800	800
Net loss	$ (764,698)	$ (883,461)

See accompanying notes to the financial statements

SNAPWIRE MEDIA, INC.
STATEMENTS CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	Year ended December 31, 2015		Year ended December 31, 2014	
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net loss	$	(764,698)	$	(883,461)
Adjustments to reconcile net loss to net cash				
used in operating activities:				
Depreciation		650		-
Stock-based compensation		8,622		5,641
Amortization of marketing credit		200,000		-
Changes in operating assets and liabilities:				
Accounts receivable		(128,438)		-
Other current assets		9,069		21,000
Accounts payable		27,454		(358)
Deferred revenue		123,388		-
Accrued liabilities		73,956		45,930
Net cash used in operating activities		(449,997)		(811,248)
CASH FLOWS FROM INVESTING ACTIVITIES:				
Purchase of property and equipment		(2,889)		-
Net cash used in investing activities		(2,889)		-
CASH FLOWS FROM FINANCING ACTIVITIES:				
Advances from related party		15,000		-
Proceeds from convertible debt - related parties		25,000		30,000
Proceeds from convertible debt		200,000		795,000
Net cash provided by financing activities		240,000		825,000
Increase (decrease) in cash and cash equivalents		(212,886)		13,752
Cash and cash equivalents, beginning of year		216,987		203,235
Cash and cash equivalents, end of year	$	4,101	$	216,987
Supplemental disclosures of cash flow information:				
Cash paid for interest	$	-	$	-
Cash paid for income taxes	$	800	$	-
Non cash investing and financing activities:				
Convertible debt issued for marketing credit	$	200,000	$	-
Convertible debt issued for prepaid rent	$	-	$	10,000

See accompanying notes to the financial statements

5

SNAPWIRE MEDIA, INC.
STATEMENTS OF STOCKHOLDERS' DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	Preferred Stock		Common stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount			
December 31, 2013	-	$ -	10,169,348	$ 1,017	$ 1,403	$ (482,918)	$ (480,498)
Shares issued for services	-	-	97,500	10	4,875	-	4,885
Stock option compensation	-	-	-	-	756	-	756
Net loss	-	-	-	-	-	(883,461)	(883,461)
December 31, 2014	-	-	10,266,848	1,027	7,034	(1,366,379)	(1,358,318)
Shares issued for services	-	-	32,958	3	1,648	-	1,651
Stock option compensation	-	-	-	-	6,971	-	6,971
Net loss	-	-	-	-	-	(764,698)	(764,698)
December 31, 2015	-	$ -	10,299,806	$ 1,030	$ 15,653	$ (2,131,077)	$ (2,114,394)

See accompanying notes to the financial statements

NOTE 1 – NATURE OF OPERATIONS

Snapwire Media, Inc. was incorporated on August 3, 2012 ("Inception") in the State of Delaware. The Company's headquarters are located in Santa Barbara, CA. The Company is an online marketplace that connects photographers with people that need commercial or personal photography services through website and mobile platforms. Photo buyers launch a request for photos, and photographers respond by submitting their best shots. Each photo uploaded to the platform is made available for purchase and download. The financial statements of Snapwire Media, Inc. (which may be referred to as "Snapwire" the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Going Concern and Management's Plans
We rely heavily on debt financing for working capital and have incurred operating losses since Inception. These above matters raise substantial doubt about the Company's ability to continue as a going concern. Throughout the next twelve months, the Company intends to fund its operations with funding from our Regulation Crowdfunding offering, additional debt and/or equity offerings, and increased revenue from our operations. If we cannot raise additional short-term capital, we may consume all of our cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet does not include any adjustments that might result from these uncertainties. Despite the inherent risks of any new business, we have an experienced management team with decades of relevant industry experience and believe we are well positioned for growth in the coming years.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. Significant estimates include, but are not limited to: stock based compensation, returns and allowances, and the valuation allowance on income taxes. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2015 and 2014. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash, accounts payable, accrued liabilities, related party advances, and convertible notes payable. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts
The Company's accounts receivable consist of customer obligations due under normal trade terms, carried at their face value less an allowance for doubtful accounts, if required. The Company determines its allowance for doubtful accounts based on an evaluation of the aging of its accounts receivable and on a customer-by-customer basis as appropriate. The Company's reserve analysis contemplates the Company's historical loss rate on receivables, specific customer situations. As of December 31, 2015 and 2014, there were no allowances for doubtful accounts.

Property and Equipment
Property and equipment are stated at cost. The Company's fixed assets are depreciated using the straight-line method over the estimated useful life of three years. Leasehold improvements are depreciated over shorter of the useful life or lease life. Maintenance and repairs are charged to operations as incurred. Significant renewals and betterments are capitalized. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Depreciation expense for the years ended December 31, 2015 and 2014 was $650 and zero, respectively.

Software Development Costs
The Company applies the principles of ASC 985-20, Software-Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed ("ASC 985-20"). ASC 985-20 requires that software development costs incurred in conjunction with product development be charged to research and development expense until technological feasibility is established. Software development costs include payments made to independent software developers under development agreements, as well as direct costs incurred internally. Technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. Prior to a product's release, if and when we believe capitalized costs are not recoverable, we expense the amounts as part of cost of sales. During the year ended December 31, 2015 and 2014, no software development costs were capitalized.

Internal Use Software
We incur software development costs to develop software programs to be used solely to meet our internal needs and cloud-based applications used to deliver our services. In accordance with Accounting Standards Codification ("ASC") 350-40, Internal-Use Software, we capitalize development costs related to these software applications once the preliminary project stage is complete and it is probable that the project will be completed and the software will be used to perform the function intended. Reengineering costs, minor modifications and enhancements that do not significantly improve the overall functionality of the software are expensed as incurred. To date, no amounts have been capitalized.

Impairment of Long-Lived assets
The long-lived assets held and used by the Company are reviewed for impairment no less frequently than annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability is performed. There were no impairment losses during the years ended December 31, 2015 and 2014. There can be no assurance, however, that market conditions will not change or demand for the Company's products and services will continue, which could result in impairment of long-lived assets in the future.

Accounting for Convertible Notes and Securities with Beneficial Conversion Features
The Company reviews the terms of convertible debt and equity instruments it issues to determine whether there are derivative financial instruments, including an embedded conversion option that is required to be bifurcated and accounted for separately as a derivative financial instrument. In circumstances where a host instrument contains more than one embedded derivative instrument, including a conversion option, that is required to be bifurcated, the bifurcated derivative instruments are accounted for as a single, compound derivative instrument. Also, in connection with the sale of convertible debt and equity instruments, the Company may issue freestanding warrants that may, depending on their terms, be accounted for as derivative liabilities rather than as equity.

The discount from the face value of the convertible debt, together with the stated interest on the instrument, is amortized over the life of the instrument through periodic charges to interest expense, using the effective interest method.

Revenue Recognition
The Company recognizes revenues from 1) transaction fees from the sale of digital photography, subscription sales, and Creative Briefs when (a) persuasive evidence that an agreement exists; (b) the products have been delivered; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

In accordance with the ASC 605-45, Revenue Recognition: Principal Agent Considerations, we evaluate our service offerings in order to determine whether or not we are acting as the principal or as an agent when selling images or providing a service, which we consider in determining if revenue should be reported gross or net. We have three primary revenue sources: 1) Photo Creative Briefs (projects called Requests or Challenges) 2) stock photography library sales and 3) subscription sales that allow a subscriber access to a certain amount of photographs each period of the subscription. Key indicators that we evaluate in order to reach this determination include:

- the terms and conditions of our arrangements under the respective revenue sources
- whether we are paid a fixed percentage of the arrangement's consideration or a fixed fee for each transaction
- the party which sets the pricing with the end-user, has the credit risk and provides customer support; and
- The party responsible for delivery/fulfillment of the product or service to the end consumer

Based on the evaluation of the above indicators, we have determined that we are generally acting as a principal for the sale of stock photography and subscription services and are the primary obligor to end-users. Therefore, we recognize revenue related to stock photography and subscription sales on a gross basis, For Creative Briefs we determined that we act as the agent in the transaction, as we are not the primarily obligor of the arrangement and receive a fixed percentage of the transaction. Therefore Creative Brief revenue is recognized on a net basis.

Revenue from digital photography sales and creative briefs are generally recognized at the time of sale as the earnings process is complete as the digital download occurs upon purchase and collectability is reasonably assured since the majority of the Company's customers purchase products by making electronic payments at the time of a transaction with a credit card. Revenue from subscription plans with monthly limits is recognized on a per usage basis or when the right to download expires.

As of December 31, 2015, the Company invoiced a certain customer subscriptions and prepaid plans that required the deferral of revenue totaling $123,388.

Cost of Revenue
The Company's cost of revenue includes contributor royalties, credit card processing fees, hosting costs and other direct costs related to providing content and service to customers.

Contributor Royalties
The Company expenses contributor royalties in the period a customer download occurs and includes the corresponding contributor royalties in cost of revenue. Contributor royalties are paid upon request when the contributor has aggregated over a specified threshold of earnings.

Stock Based Compensation
The Company accounts for stock options issued to employees under ASC 718, Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505, Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company applies ASC 740, Income Taxes, ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities. At December 31, 2015 and 2014, the Company has established a full reserve against all deferred tax assets.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company maintains balances in excess of the federally insured limits.

As of December 31, 2015, one customer makes up 100% of our accounts receivable. All receivables were collected in January 2016.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard will be effective for us beginning January 1, 2018. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In April 2015, the FASB issued ASU No. 2015-05 "Intangibles-Goodwill and Other-Internal-Use Software." The standard amended the existing accounting standards for intangible assets and provides explicit guidance to customers in determining the accounting for fees paid in a cloud computing arrangement, wherein the arrangements that do not convey a software license to the customer are accounted for as service contracts. The pronouncement is effective for reporting periods beginning after December 15, 2015. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, the FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard will be effective for fiscal years beginning after December 15, 2018, including interim periods within those annual years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – CONVERTIBLE DEBT

During the year ended December 31, 2012, the Company entered into various convertible debt agreements for an aggregate of $400,000, $5,000 of which is to a related party. The proceeds were used for operations. The notes bear interest at 4% per annum. The notes were due in March 15, 2014 and are unsecured. The notes shall automatically convert into a class or series of securities substantially identical to that issued in such transaction (and on the same terms and conditions as such transaction except with respect to rights only given to investors of a certain size if the Principal Amount of the Loan is below such amount), but at a price per share) equal to the lower of (i) 80% of the price per share (*i.e.*, 20% discount) sold in such transaction; or (ii) the price per share implied by a $4,000,000 pre-money valuation of the Company. As of December 31, 2015, the notes are in technical default and convertible into approximately 1,164,414 shares of common stock based on the shares outstanding as of December 31, 2015 and the pre-money valuation noted if the holder chooses to convert as described below.

During the year ended December 31, 2013, the Company entered into a various convertible debt agreements for $320,000, of which $25,000 is to an entity controlled by our Chief Executive Officer. The proceeds were used for operations. These notes bear interest at 4% per annum. These notes matured from December 31, 2014 to May 15, 2016 and are unsecured. The notes shall automatically convert into a class or series of securities substantially identical to that issued in such transaction (and on the same terms and conditions as such transaction except with respect to rights only given to investors of a certain size if the Principal Amount of the Loan is below such amount), but at a price per share) equal to the lower of (i) 80% of the price per share (*i.e.*, 20% discount) sold in such transaction; or (ii) the price per share implied by a $4,000,000 - $4,500,000 pre-money valuation of the Company. As of December 31, 2015, $215,000 of the notes are in technical default and convertible into approximately 602,575 shares of common stock based on the shares outstanding as of December 31, 2015 and the pre-money valuation noted if the holder chooses to convert as described below.

During the year ended December 31, 2014, the Company entered into a various convertible note debt agreements for $785,000, of which $10,000 is to an entity controlled by our Chief Executive Officer. These notes bear interest at 4% per annum. These notes were due from November 15, 2015 to May 1, 2017 and are unsecured. The notes shall automatically convert into a class or series of securities substantially identical to that issued in such transaction (and on the same terms and conditions as such transaction except with respect to rights only given to investors of a certain size if the Principal Amount of the Loan is below such amount), but at a price per share) equal to the lower of (i) 80% of the price per share (*i.e.*, 20% discount) sold in such transaction; or (ii) the price per share implied by a $5,000,000 pre-money valuation of the Company. As of December 31, 2015, $635,000 of these notes are in technical default and convertible into approximately 1,390,321 shares of common stock based on the shares outstanding as of December 31, 2015 and the pre-money valuation noted if the holder chooses to convert as described below.

During the year ended December 31, 2015, the Company entered into a various convertible note debt agreements for $425,000, of which $25,000 is to an entity controlled by our Chief Executive Officer. These notes bear interest at 4% per annum. These notes are due at various dates ranging from August 18, 2016 through November 9, 2016 and are unsecured. Five (5) of the notes, which includes the related party note, shall automatically convert into a class or series of securities substantially identical to that issued in such transaction (and on the same terms and conditions as such transaction except with respect to rights only given to investors of a certain size if the Principal Amount of the Loan is below such amount), but at a price per share) equal to the lower of (i) 66.7% of the price per share (*i.e.*, 33.3% discount) sold in such transaction; or (ii) the price per share implied by a $3,000,000 pre-money valuation of the Company. One (1) of the notes shall automatically convert into a class or series of securities substantially identical to that issued in such transaction (and on the same terms and conditions as such transaction except with respect to rights only given to investors of a certain size if the Principal Amount of the Loan is below such amount), but at a price per share) equal to the lower of (i) 80% of the price per share (*i.e.*, 20% discount) sold in such transaction; or (ii) the price per share implied by a $6,000,000 pre-money valuation of the Company.

For each of the notes above, in the event that neither a qualified financing or sale of the Company has occurred by the maturity date, each holder, in its sole option, may elect to have the principle interest paid in cash or convert the principle and accrued interest into a series of preferred stock having substantially the same rights as of the most senior class of equity securities of the Company outstanding immediately prior to the conversion, or if no preferred stock is outstanding, into shares of commons stock at the implied pre-money valuation indicated within the agreement.

The above convertible debts are contingently convertible and at the date of issuance a conversion price cannot be determined. Accordingly, a beneficial conversion feature was not recorded upon issuance. The Company may be required to record a beneficial conversion feature once a conversion price can be determined. The value of the notes that have reached maturity as of December 31, 2015 and become convertible at the option of the holder, had effective conversion prices in excess fair value of the Company's common stock. Accordingly, no beneficial conversion feature discounts were required. As of December 31, 2015 no convertible debt has been converted..

As of December 31, 2015 and 2014, accrued interest related to the above notes amounted to $140,623 and $67,256, respectively, and are included in accrued liabilities in the accompanying balance sheets.

Interest expense related to the above notes was $73,708 and $44,250 during the years ended December 31, 2015 and 2014, respectively.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Lease
The Company has a month to month lease agreement with an entity related to our Chief Executive officer and requires monthly payments of $1,250.

During the years ended December 31, 2015 and 2014, rent expense was $15,000 and $21,000, respectively. Of the total rent expenses $5,000 and zero was paid in cash to the entity during the years ended December 31, 2015 and 2014, respectively, and the remaining expense related to prepaid rent that was amortized on a monthly basis.

NOTE 5 – STOCKHOLDERS' DEFICIT

Preferred Stock
We have authorized the issuance of 12,400,000 shares of our common stock, each share having a par value of $0.0001. No shares have been issued or are outstanding to date.

Common Stock
We have authorized the issuance of 25,500,000 shares of our common stock, each share having a par value of $0.0001.

Restricted Stock
We issued restricted stock to our founders and early advisors through restricted stock purchase agreements. As of December 31, 2015, 8,078,390 shares of common stock were vested and 1,259,250 shares of common stock are yet to vest. Unvested shares will vest in 2016 in full.

Shares Issued for Services
During the years ended December 31, 2015 and 2014, the Company entered into various agreements with third parties for short term projects or advisory services. In connection with those agreements, the Company issued 32,958 and 97,500 shares of common stock, which were fully vested upon issuance to two individuals with a value of $1,651 and $4,885, respectively which is included in general and administrative expense in the accompanying statements of operations. The Company valued the shares based on Management's estimates which relied on prior independent valuations and circumstances of the Company at the time the shares were issued.

Stock Options
On February 4, 2013, our Board of Directors adopted the Snapwire Media, Inc. 2013 Stock Plan (the "Stock Plan"). The Stock Plan provides for the grant of equity awards to our directors, employees, and certain key consultants, including stock options to purchase shares of our common stock and stock awards. Up to 1,878,214 shares of our common stock may be issued pursuant to awards granted under the Stock Plan, with annual increases based on the terms of the plan document, subject to adjustment in the event of stock splits and other similar events. The Stock Plan is administered by our Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board.

During 2015 and 2014, the Company granted 644,000 and 180,000 options to various employees and a contractor. The granted options had contractual lives ranging from seven to ten years, had exercise prices ranging from $0.06 to $0.18 and had vesting terms ranging from 3 to 4 years. The Company will expense the value of the options over the vesting period of three to four years for the employees. For non-employees the Company revalued the fair market value of the options at each reporting period under the provisions of ASC 505. The Company valued the options using the Black-Scholes pricing model on the date of grant using the following inputs.

	December 31, 2015	December 31, 2014
Expected life (years)	6.25	6.25
Risk-free interest rate	1.30 – 1.65%	1.74%
Expected volatility	50%	50%
Annual dividend yield	0%	0%

The total value of the options issued during 2015 and 2014 to employees and directors was $30,518 and $4,032 which will be recognized over vesting terms. Options issued to consultants will be revalued periodically based on the guidance of ASC 505.

The Company valued its common shares based on Management's estimates which relied on prior independent valuations and circumstances of the Company at the time the options were issued.

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future

A summary of the Company's stock options activity and related information is as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted average Remaining Contractual Term
Outstanding at December 31, 2013	-	$ -	-
Granted	180,000	0.06	8.8
Exercised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2014	180,000	$ 0.06	8.1
Granted	644,000	0.13	9.7
Exercised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2015	824,000	$ 0.11	8.7
Exercisable at December 31, 2014	-	$ -	-
Exercisable at December 31, 2015	366,583	$ 0.11	8.6

As of December 31, 2015, there was approximately $28,117 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted to employees and directors under the Stock Plan. That cost is expected to be recognized over the next three years as follows: 2016 - $9,150, 2017 - $9,150, 2018 - $8,088, and 2019 - $1,729

Based on the current valuations, total unrecognized compensation costs related to non-vested share-based compensation arrangements with contractors totaled approximately $1,400. Such compensation cost may change based on the revaluation of options issued to consultants under ASC 505 and will be recognized through the first quarter of 2019.

Stock option expense for the years ended December 31, 2015 and 2014 was $8,619 and $5,631, respectively and included within general and administrative expense in the accompanying statement of operations.

NOTE 7 – RELATED PARTY TRANSACTIONS

Related Party Advances
From time to time during the year ended December 31, 2015, the Company received advances from our Chief Executive Officer for short-term working capital. Such advances were considered short-term and non-interest bearing. As of December 31, 2015 the balance was $15,000.

Convertible Debt – Related Party
As described in Note 3 above, certain convertible debt was issued to our Chief Executive Officer or a family member of our Chief Executive officer. As of December 31, 2015 and 2014, accrued interest on related party convertible debt was $4,269 and $1,916, respectively, and included in accrued liabilities in the accompanying balance sheets.

Related Party Lease
From Inception the Company has agreed to short term, month to month leases from The Newell Family Trust. See Note 4 for the current lease terms.

Related Party License Agreement
During the year ended December 31, 2015, the company entered into a licensing agreement with Media Bakery, Inc., a Company partially owed by our Chief Executive Officer. The Agreement was to provide certain of the Company's employees for the development of an ecommerce website. The agreement included licensing certain of the Company's intellectual property.

NOTE 8 – INCOME TAXES

The following table presents the current and deferred tax provision for federal and state income taxes for the years ended December 31:

	2015	2014
Current tax provision:		
Federal	$ -	$ -
State	800	800
Total	800	800
Deferred tax provision:		
Federal	(705,000)	(447,000)
State	(120,000)	(76,000)
Total	(825,000)	(523,000)
Valuation allowance	825,000	523,000
Total provision for income taxes	$ 800	$ 800

SNAPWIRE MEDIA, INC.
NOTES TO THE FINANCIAL STATEMENTS

Reconciliations of the U.S. federal statutory rate to the actual tax rate are as follows for the period ended December 31:

	2015		2014	
Federal tax at statutory rate	34.0	%	34.0	%
Permanent differences:				
State taxes, net of federal benefit	5.8	%	5.8	%
Stock compensation	-0.1	%	-0.5	%
Non-deductible entertainment	-0.1	%	-0.1	%
Temporary differences:				
Accounts payable and accrued liabilities	-1.4	%	-2.0	%
Other	1.4	%	1.9	%
Change in valuation allowance	-39.5	%	-39.0	%
Total provision	-0.1	%	0.1	%

The components of our deferred tax assets (liabilities) for federal and state income taxes consisted of the following as of December 31:

	Asset (Liability)	
	2015	2014
Current:		
Other	$ 94,000	$ 47,000
Noncurrent:		
Net operating loss carryforwards	352,000	68,000
Intangible assets and startup costs	379,000	408,000
Valuation allowance	(825,000)	(523,000)
Net deferred tax asset	$ -	$ -

Based on federal tax returns filed or to be filed through December 31, 2015, we had available approximately $825,000 in U.S. tax net operating loss carryforwards, pursuant to the Tax Reform Act of 1986, which assesses the utilization of a Company's net operating loss carryforwards resulting from retaining continuity of its business operations and changes within its ownership structure. Net operating loss carryforwards start to expire 2034 or 20 years for federal income and state tax reporting purposes.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all period starting in 2013. The Company currently is not under examination by any tax authority.

NOTE 9 – SUBSEQUENT EVENTS

During 2016, the Company entered into a two convertible debt agreements with third parties for $125,000. These notes bear interest at 4% per annum. These notes are due in September 2017 and are unsecured. The notes shall automatically convert into a class or series of securities substantially identical to that issued in such transaction (and on the same terms and conditions as such transaction except with respect to rights only given to investors of a certain size if the Principal Amount of the Loan is below such amount), but at a price per share) equal to the lower of (i) 80% of the price per share (i.e., 20% discount) sold in such transaction; or (ii) the price per share implied by a $4,5000,000 pre-money valuation of the Company.

Subsequent to December 31, 2015 and through the date for which these financial statements have been reviewed as indicated below, the Company issued stock options for 600,000 shares of common stock to various key employees. Of these, 270,000 will not become fully vested.

The Company has evaluated subsequent events that occurred after December 31, 2015 through July 11, 2016, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.